SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2021

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

September 30, 2021

Consolidated statements of financial position September 30, 2021 and December 31, 2020 (In thousands of Reais - R$)

       Statements of financial position

Assets	Note	September 30, 2021	December 31, 2020

Current assets
Cash and cash equivalents	6	1,043,358	662,830
Short-term investments	7	89,943	628,343
Restricted cash	8	210,523	355,769
Trade receivables	9	638,864	739,699
Inventories	10	239,001	195,638
Advance to suppliers and third parties	11	264,716	318,769
Recoverable taxes	12	157,677	186,955
Derivative assets	32.2	2,602	12,526
Other credits and amounts		121,537	144,822
Total current assets		2,768,221	3,245,351

Non-current assets
Short-term investments	7	289	992
Restricted cash	8	97,343	188,838
Deposits	14	1,898,858	2,058,455
Advance to suppliers and third parties	11	97,332	89,701
Recoverable taxes	12	120,186	318,404
Deferred taxes	13	53,541	53,563
Other credits and amounts		33,455	34,338
Derivative assets	32.2	107,290	116,283
Investments		-	815
Property, plant and equipment	15	5,968,074	4,960,288
Intangible assets	16	1,810,486	1,747,108
Total non-current assets		10,186,854	9,568,785

Total		12,955,075	12,814,136

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of financial position September 30, 2021 and December 31, 2020 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	September 30, 2021	December 31, 2020

Current liabilities
Loans and financing	17	1,848,112	2,353,279
Leases	18	2,138,765	1,317,008
Suppliers	19	1,773,284	1,612,536
Suppliers - Forfaiting	20	23,629	-
Salaries, wages and benefits		373,417	334,670
Taxes payable	21	61,876	73,614
Landing fees		634,353	907,958
Advance ticket sales	22	2,297,031	2,050,799
Mileage program	23	1,236,598	1,258,502
Advances from customers		88,731	27,897
Provisions	24	330,648	169,381
Derivatives liabilities	32.2	-	5,297
Other liabilities		408,107	287,275
Total current liabilities		11,214,551	10,398,216

Non-current liabilities
Loans and financing	17	9,950,575	7,623,687
Leases	18	6,961,029	6,267,184
Suppliers	19	38,742	32,658
Salaries, wages and benefits		28,079	-
Taxes payable	21	25,964	32,362
Landing fees		284,302	-
Mileage program	23	338,576	322,460
Provisions	24	1,756,620	1,353,515
Deferred taxes	13	10,211	219,634
Other liabilities		626,040	331,479
Total non-current liabilities		20,020,138	16,182,979

Equity (deficit)
Capital stock	25.1	4,041,424	3,009,436
Advances for future capital increase		12	1,180
Treasury shares	25.2	(41,514)	(62,215)
Capital reserves		202,258	207,246
Equity valuation adjustments		(1,084,209)	(577,369)
Accumulated losses		(21,397,585)	(16,985,370)
Deficit attributable to equity holders of the parent company		(18,279,614)	(14,407,092)

Non-controlling interest (NCI)		-	640,033
Total deficit		(18,279,614)	(13,767,059)

Total liabilities and deficit		12,955,075	12,814,136

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Consolidated statements of operations

Consolidated statements of operations Nine-month periods ended September 30, 2021 and 2020 (In thousands of Reais - R$, except Basic and Diluted loss per share)

	Note	September 30, 2021	September 30, 2020
Revenue
Passenger		4,071,282	4,063,662
Mileage program, cargo and other		439,768	416,833
Total revenue	29	4,511,050	4,480,495

Salaries		(1,438,473)	(1,274,899)
Aircraft fuel		(1,614,834)	(1,453,237)
Sales and marketing		(231,837)	(221,496)
Landing fees		(304,382)	(291,657)
Services rendered		(574,953)	(516,363)
Maintenance, materials and repairs		(487,732)	(280,896)
Depreciation and amortization		(953,653)	(1,443,828)
Passenger service expenses		(370,549)	(264,705)
Other operating revenue (expenses), net		(619,842)	591,315
Total operating costs and expenses		(6,596,255)	(5,155,766)

Income (loss) before financial results, exchange rate variation, net and income tax and social contribution		(2,085,205)	(675,271)

Financial income (expenses)
Financial income		242,357	1,137,231
Financial expenses		(1,606,253)	(2,339,673)
Total financial income (expenses)	30	(1,363,896)	(1,202,442)

Loss before exchange rate variation, net and income tax and social contribution		(3,449,101)	(1,877,713)

Exchange rate variation, net	30	(1,085,661)	(4,064,660)

Loss before income tax and social contribution		(4,534,762)	(5,942,373)

Income tax and social contribution
Current		(48,944)	(77,946)
Deferred		209,224	23,059
Total income (loss) taxes	13	160,280	(54,887)

Loss for the period		(4,374,482)	(5,997,260)

Income (Loss) attributable to:
Equity holders of the parent company		(4,412,215)	(6,047,597)
Non-controlling interest shareholders		37,733	50,337

Basic and diluted loss per share	26
Per common share		(0.338)	(0.486)
Per preferred share		(11.893)	(17.010)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Statement of comprehensive income

Consolidated statements of comprehensive income (loss) Nine-month periods ended September 30, 2021 and 2020 (In thousands of Reais - R$)

	September 30, 2021	September 30, 2020

Loss for the period	(4,374,482)	(5,997,260)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	402,639	(1,122,171)
Actuarial losses from pension plans and post-employment benefits	-	27,287
Cumulative adjustment of conversion into subsidiaries	773	(377)
	403,412	(1,095,261)

Total comprehensive loss for the period	(3,971,070)	(7,092,521)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(4,009,075)	(7,142,785)
Non-controlling interest shareholders	38,005	50,264

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of changes in equity Nine-month periods ended September 30, 2021 and 2020 (In thousands of Reais - R$)

			Capital reserves				Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share-based compensation	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling Interests	Total

Balances on December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other comprehensive income (loss), net	-	-	-	-	-	-	(1,122,171)	27,287	(304)	-	-	(1,095,188)	(73)	(1,095,261)
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	(6,047,597)	(6,047,597)	50,337	(5,997,260)
Total comprehensive income (expenses) for the period	-	-	-	-	-	-	(1,122,171)	27,287	(304)	-	(6,047,597)	(7,142,785)	50,264	(7,092,521)
Capital Increase by stock option period	954	(954)	-	-	-	-	-	-	-	-	-	-	-	-
Advance for future capital increase	-	674	-	-	-	-	-	-	-	-	-	674	-	674
Transfer of treasury shares	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Effects of the change in interest in investment	-	-	-	-	642	-	-	-	-	-	(690)	(48)	48	-
Stock options	-	-	-	-	-	16,984	-	-	-	-	-	16,984	689	17,673
Balances on September 30, 2020	3,009,132	304	(62,215)	17,497	83,871	101,206	(1,652,214)	(13,758)	(304)	759,335	(17,044,700)	(14,801,846)	622,255	(14,179,591)

Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive income (loss), net	-	-	-	-	-	-	402,639	-	501	-	-	403,140	272	403,412
Net income (loss) for the period	-	-	-	-	-	-		-	-	-	(4,412,215)	(4,412,215)	37,733	(4,374,482)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	402,639	-	501	-	(4,412,215)	(4,009,075)	38,005	(3,971,070)
Stock options	-	-	-	-	-	15,125	-	-	-	-	-	15,125	263	15,388
Capital increase by exercising stock option	2,088	(1,168)	-	-	-	-	-	-	-	-	-	920	-	920
Interim dividends distributed by the subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Sale of treasury shares	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of treasury shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of interest from non-controlling shareholders	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of preferred shares	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital increase	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances on September 30, 2021	4,041,424	12	(41,514)	11,020	83,229	108,009	(908,437)	(26,669)	1,065	(150,168)	(21,397,585)	(18,279,614)	-	(18,279,614)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Consolidated statements of cash flows Nine-month periods ended September 30, 2021 and 2020 (In thousands of Reais - R$)

	September 30, 2021	September 30, 2020

Loss for the period	(4,374,482)	(5,997,260)
Adjustments to reconcile loss to net cash flows from operating activities
Depreciation – aeronautical ROU	444,760	652,295
Depreciation and amortization – others	508,893	817,495
Provision (reversal) for expected credit losses	165	598
Provision for legal proceedings	514,974	219,160
Provision for inventory obsolescence	57	608
Provision (reversal) for losses with supplier advances	(4,705)	-
Recovery of one-off credits	(57,422)	(126,675)
Adjustment to present value of assets and liabilities	53,975	48,603
Deferred taxes	(209,224)	(23,059)
Share-based payments	15,388	16,984
Sale-leaseback gains	-	(69,946)
Actuarial losses from post-employment benefits	13,060	8,024
Foreign exchange and monetary variation, net	1,041,209	3,812,024
Interest on loans and financing and leases	1,362,644	1,075,638
Provision for aircraft and engine return	334,409	90,883
Provision for maintenance deposit and reserve	274,918	117,310
Result of derivatives recognized in profit or loss	41,014	668,447
Unrealized hedge results – Exchangeable Senior Notes	(168,199)	(512,876)
Provision for labor obligations	142,467	131,494
Disposals of property, plant and equipment and intangible assets	2,495	91,617
Other provisions	(4,127)	54,500
Adjusted net income	(67,731)	1,075,864

Changes in operating assets and liabilities:
Trade receivables	100,754	451,337
Short-term investments	(43,331)	231,223
Inventories	(43,420)	(1,112)
Advance to suppliers and third parties	51,127	(139,149)
Deposits	(85,535)	(64,624)
Recoverable taxes	284,918	47,947
Variable and short-term leases	21,884	-
Suppliers	156,885	336,321
Suppliers – forfaiting	23,629	(143,010)
Salaries, wages and benefits	(75,641)	(188,515)
Taxes obligation	24,646	40,142
Landing fees	10,697	52,087
Advance from ticket sales	246,232	(160,218)
Mileage program	(5,788)	379,938
Advances from customers	60,834	3,565
Derivatives	131,897	(749,915)
Provisions	(424,372)	(198,914)
Other assets and liabilities, net	462,699	125,246
Interest paid	(585,199)	(546,360)
Income tax and social contribution paid	(42,782)	(51,060)
Net cash flows from operating activities	202,403	500,793

8

Consolidated statements of cash flows Nine-month periods ended September 30, 2021 and 2020 (In thousands of Reais - R$)

	September 30, 2021	September 30, 2020

Short-term investments in subsidiary, net	610,425	497,777
Restricted cash	38,471	(108,750)
Return of advances for the acquisition of fixed assets	11,590	136,962
Advances for property, plant and equipment acquisition, net	(232,347)	(91,439)
Acquisition of property, plant and equipment	(195,331)	(507,095)
Acquisition of intangible assets	(122,462)	(47,910)
Net cash flows from (used in) investing activities	110,346	(120,455)

Loans and financing issued, net of costs	2,272,725	1,846,113
Loans and financing payments	(672,628)	(2,761,194)
Payments of lease liabilities - aeronautical	(912,287)	(771,447)
Payments of lease liabilities - others	(11,602)	(12,986)
Receipt of derivative premium	-	21,800
Sale of treasury shares	588	-
Acquisition of interest from non-controlling shareholders	(744,450)	-
Dividends and interest on shareholders’ equity paid to non-controlling shareholders	(260,131)	(14,811)
Capital increase by shareholders	423,061	-
Shares to be issued	920	674
Net cash flows from (used in) financing activities	96,196	(1,691,851)

Foreign exchange variation on cash held in foreign currencies	(28,417)	164,842

Increase (Decrease) in cash and cash equivalents	380,528	(1,146,671)

Cash and cash equivalents at the beginning of the year	662,830	1,645,425
Cash and cash equivalents at the end of the period	1,043,358	498,754

The transactions that don’t affect cash and cash equivalents are presented in Note 33 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

9

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Measures taken by Management regarding Covid-19 and the gradual resumption of demand

The third quarter of 2021 was marked as a period of recovery in global economic activity with progress in vaccination and a reduction in the number of cases and deaths due to the pandemic triggered by Covid-19, which directly affects the demand for air tickets in the leisure and corporate markets.

Considering the intensification in the pace of vaccination observed in the country, which currently has more than half of the population fully immunized and 71% having already received the first dose, the airline industry maintained in the third quarter of 2021 the demand recovery with an increase in sales and search for flights on search platforms, which include trips scheduled for the next high season.

GOL's operations reflected an increase in the volume of flights, with more than 36 thousand departures in the third quarter of 2021, compared to approximately 20 thousand departures in the second quarter of 2021. The daily sales volume also reflected this increase, from R$11 million per day on July 1st, 2021 to R$23 million per day on September 30, 2021, which continues to be observed in October, 2021 with a daily peak above R$58 million. Since the beginning of the pandemic, GOL, through the readjustment of its air network, has maintained a consistent occupancy rate at a level close to 80%, reaching 81.4% in the third quarter of 2021.The flexible business model based on a single type of fleet is essential to keep up with reductions of more than 90% in passenger demand observed during lockdown periods and the installation of sanitary barriers.

In 2021, Gol maintains the initiative to transport Covid-19 vaccines for free – with GOLLOG – and health professionals who work directly in the fight against the pandemic, besides crediting 1,000 Smiles miles to each GOL segment flown at no cost. There are also active and strict protocols for aircraft hygiene and safety and health, together with actions to reduce human contact throughout the entire chain.

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies. Following WHO guidelines to the letter, the Company is currently working with its ecosystem to help advance the vaccination calendar, which should lead to the resumption of economic activity, as seen in initial forecasts in countries with advanced immunization.

10

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.1.1	Impacts on the unaudited interim condensed consolidated financial statements

As already mentioned, the impacts caused by the pandemic were immediate and severe to the Company, with the main consequence being the reduction in the operational network, in response to the drop in demand, which can be verified by the decrease in net revenue and reduction in the Company's margins.

Like all other business organizations, the Company cannot foresee the duration of the pandemic and the extent of the continuous impacts caused by it on future business, results, and cash generation. For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company’s business plans. In the period ended on September 30, 2021, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.2.	Capital structure and net working capital

The net working capital consolidated on September 30, 2021, is negative by R$8,446,330 (negative by R$7,152,865 on December 31, 2020). The variation is mainly due to an increase of leases payable totaling R$821,757, as a result of the deferrals negotiation in lease agreements, an increase of R$246,232 in advance ticket sales and R$161,267 in provisions, which reflect a higher volume of operations expected to coming quarters. Of the negative net working capital as of September 30, 2021, R$3,533,629 refers to advances from ticket sales and the mileage program, (R$3,309,301 on December 31, 2020), which are expected to be substantially recognized with the Company’s services.

On September 30, 2021, the Company also had a deficit attributable to equity holders of the parent company of R$18,279,614 (negative in R$14,407,092 on December 31, 2020). The variation observed is due to the pandemic’s impacts on the Company’s operations and mainly due to the negative exchange variation resulting from the devaluation of the Brazilian real, with a loss of R$4,412,215 attributable to the controlling shareholders in the nine-month period ended September 30, 2021. This impact was partially offset by the capital increase promoted by the Company's shareholders in the amount of R$423,061.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 96.1% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 36.3% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past four years, Management has taken a series of measures to adapt the size of its fleet to demand, matching the supply of seats with the level of demand, thus promoting the maintenance of high occupancy rates, reducing costs and adapting the capital structure, as well as, executing structuring initiatives of its balance sheet.

In the period ended September 30, 2021, GOL completed important initiatives to strengthen its capital structure, such as: (i) acquisition of non-controlling shareholders in Smiles; (ii) issues of additional (retap) Senior Secured Notes of US$450 million; (iii) capital increase of R$423 million, led by the Company's controlling shareholders and with participation in the subscription by minority shareholders and; (iv) full payment of the remaining balance of its principal amortizable debt, guaranteed financing, in the amount of R$410 million in principal and interest, with the release of assets in guarantee. In addition, the Company has expanded its commercial cooperation with American Airlines Group through an exclusive codeshare agreement with an estimated equity investment to the Company's capital of US$200 million and it has completed the refinancing of its short-term debt with the local banks, which should have their effects on the financial statements of December 31, 2021. These initiatives resulted in an upgrade of the Company's credit rating by Fitch to B- and change in Standard & Poor's credit rating perspective from stable to positive, will also provide better financial flexibility for the Company and sustain its liquidity through the resumption of the volume of its operations to the high season.

11

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

With the outbreak of the pandemic, which led to an unprecedented economic crisis, Management reorganized the Company’s businesses. By continuously monitoring Covid-19’s impacts on economic activity, the Company works promptly to ensure business sustainability, considering the market’s management and the Company’s financial position.

In addition to the continuous monitoring of operations and sales, with a focus on economic balance, given the uncertain scenario, Management monitors possible additional measures to rebalance net working capital for the next 12 months. Such measures, in case adopted, will have the purpose of optimizing the capital structure, and the definition will be based on a detailed assessment of the economic situation and perspectives of that particular moment.

Our unaudited interim condensed consolidated financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty on our ability to continue as a going concern, the unaudited interim condensed consolidated financial statements as of September 30, 2021, don’t include any adjustment that may result from inability to continue operating.

1.3.	Corporate structure

The corporate structure of the Company and its subsidiaries, on September 30, 2021, is shown below:

12

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s equity interest in the capital of its subsidiaries, on September 30, 2021, is shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					September 30, 2021	December 31, 2020
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	-
Smiles Fidelidade (c)	August 1st, 2011	Brazil	Loyalty program	(c)	-	52.60
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	52.60
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	52.60
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	52.60
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	52.60
Companies in Shareholding:
SCP Trip (b)	April 27, 2012	Brazil	On-board magazine	-	-	60.00

(a)	Companies with functional currency in Argentine pesos (ARS).
(b)	GLA has cancelled its investment in SCP Trip in February, 2021.
(c)	In May, 2021, GOL transferred direct control (52.60% of the capital) of Smiles Fidelidade to its subsidiary GLA. In June, 2021, the Company completes the corporate transaction for the acquisition of minority interest. On September 1, 2021 Smiles Fidelidade was merged into GLA, see note 1.4

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

GTX S.A., directly controlled by the Company, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

13

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.4.	Corporate reorganization plan

As a result of the implementation of the proposed merger of shares approved by Smiles and GOL shareholders of Smiles and GOL, on June 4, 2021, Smiles Fidelidade became a wholly owned subsidiary of GLA, and September 1st, 2021 it was merged into GLA.

The merger proposal comprised the following steps:

•        exercise of the right of withdrawal, which was exercised on 176 preferred shares of GOL and 28,220 common shares of Smiles, whose total amount of R$299 was settled on May 12, 2021;

•        transfer of control of Smiles Fidelidade S.A. from GOL to GLA, through a capital increase in the amount of R$350,075;

•      incorporation of non-controlling Smiles Fidelidade shares by GLA, issuing preferred shares and redeemable preferred shares of GLA to the shareholders of Smiles Fidelidade, followed by the merger of GLA shares by the Company, with the issue of 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares;

•      redemption of GLA’s and the Company's redeemable preferred shares, with cash payment based on the redemption of the Company's redeemable preferred shares to the shareholders of Smiles Fidelidade, for the total amount of R$744,450; and

•      completion of the transaction with the merger of Smiles Fidelidade by GLA on September 1st, 2021.

1.5.	Acquisition of MAP Transportes Aéreos

On June 08, 2021, GOL entered into an agreement to acquire MAP Transportes Aéreos Ltda. (“MAP”), a Brazilian domestic airline with flight routes from São Paulo´s Congonhas Airport to regional destinations, considering the Company's commitment to expand Brazilian demand for passenger air transport and an unparalleled market opportunity for rational consolidation in the Brazilian aviation market, as the country's economy recovers from Covid-19.

MAP will be acquired for R$28 million, to be paid upon satisfaction of all closing conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial obligations.

The main benefits of this transaction are: (i) expansion to new routes; (ii) offering higher seat density to historically underserved markets; and (iii) enhancing cost-efficient operations.

The transaction closing is subject to approval by the National Civil Aviation Agency (ANAC) and by the Administrative Council for Economic Defense (CADE). Therefore, on September 30, 2021 there are no impacts from this transaction on the interim condensed consolidated financial information statements.

14

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.6.	Compliance program

In December 2016 as a result of investigations involving the Company, GOL signed an agreement ("Agreement") with the Brazilian Federal Public Ministry, through which the Company agreed to pay fines and make improvements to its compliance program, in return for the commitment of the Brazilian Federal Public Ministry agreed not to file any lawsuits related to activities under the Agreement, as disclosed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020.

The Company voluntarily informed the U.S. Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission ("CVM") about the Agreement and the external and independent investigation conducted by an independent committee of the Company.

The investigation, completed in April 2017, revealed that immaterial payments were made to politically exposed people and the competent authorities were duly reported. None of the current employees, representatives or members of the Management and Board of Directors knew of any illegal purpose behind any of the transactions identified, or of any illegal benefit to the Company arising from the transactions under investigation.

The Company will keep reporting any future developments regarding this issue, as well as the investigation being conducted by the relevant authorities, which may impose significant fines and possibly other sanctions on us.

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance, detailed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020. In addition, Management constantly reinforces with its employees, customers and suppliers its commitment to continuous improvement in its internal control programs and compliance.

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting fiscal years.

The Company is continually reviewing its judgments, estimates, and assumptions.

15

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2020, as well as the restatement of relevant information included in the annual financial statements related to the year ended December 31, 2020 disclosed on March 24, 2021.

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments mainly comprising exclusive investment funds, measured at fair value;

•      restricted cash measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements relating for the period ended on September 30, 2021, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on November 8, 2021.

4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2020, issued on March 24, 2021.

4.1.	Information by segment

As disclosed in Note 4.23 to the financial statements for the year ended December 31, 2020, the Company had two operating segments: air transportation and loyalty program. As of the merger of Smiles Fidelidade by GOL Linhas Aéreas (GLA) on September 1st, 2021, in the individual financial information, revenues from the frequent flyer program with airline products and services are only recognized at the time of air transportation, as the performance obligation becomes exclusively air transport. The loyalty program is characterized as a way to promote air transportation and improve cash flows for the Company. Furthermore, management does not carry out a separate assessment of operating results segregated between these segments. Therefore, on September 30, 2021, the Company had a single reportable operating segment, that is air transport, in accordance with IFRS 8 - "Information by Segment".

16

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

4.2.	New accounting standards and pronouncements adopted in the period

On March 31, 2021, IASB extended the possibility of applying the practical expedient with benefits granted to tenants in lease agreements for years beginning on or after April 1, 2021, with early adoption allowed. This change did not impact the Company’s unaudited interim condensed consolidated financial statements. Additionally, in the period ended September 30, 2021, standards or pronouncements issued in previous periods with an impact on the Company’s unaudited interim condensed consolidated financial statements did not enter into force.

4.3.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate change, net” in the statement of operations for the fiscal year.

The exchange rate changes in reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

	Final Rate		Average Rate
	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2020
U.S. Dollar	5.4394	5.1967	5.3317	5.3841
Argentinian Peso	0.0551	0.0617	0.0572	0.0716

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter holiday periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Domestic demand, mainly from the corporate sector, is highly linked to the level of economic activity in Brazil (GDP). Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, considering all current unpredictability and uncertainty, the operations have shown a behavior negatively correlated with the number of cases and deaths caused by Covid-19. In other words, in the pandemic context, the recovery of the normalized behavior of demand in periods of high season will depend not only on the historical seasonality between the different months, but also on the observation of the reduction in the curve of cases and deaths.

6.	Cash and cash equivalents

	September 30, 2021	December 31, 2020
Cash and bank deposits	170,134	428,812
Cash equivalents	873,224	234,018
Total	1,043,358	662,830

The breakdown of cash equivalents is as follows:

	September 30, 2021	December 31, 2020
Local currency
Private bonds and deposits with banks	837,628	170,359
Automatic deposits	35,569	59,936
Total local currency	873,197	230,295

Foreign currency
Private bonds and deposits with banks	27	3,723
Total foreign currency	27	3,723

Total	873,224	234,018

17

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

7.	Short-term investments

	Weighted average rate (p.a.)	September 30, 2021	December 31, 2020
Local currency
Government bonds	96.1% of CDI	289	22,465
Investment funds	98.5% of CDI	71,283	603,698
Total local currency		71,572	626,163

Foreign currency
Deposits with banks	2.0%	18,642	2,415
Investment funds		18	757
Total foreign currency		18,660	3,172

Total		90,232	629,335

Current		89,943	628,343
Non-current		289	992

8.	Restricted cash

	Weighted average rate (p.a.)	September 30, 2021	December 31, 2020
Local currency
Import financing	98.0% of CDI	61,356	213,153
Letter of guarantee - Legal proceedings	88.2% of CDI	57,381	56,440
Letter of credit – Maintenance deposit	98.0% of CDI	150,889	155,184
Collateral for working capital lines of credit	101.1% of CDI	3,876	52,927
Total local currency		273,502	477,704

Foreign currency
Collateral for financing with Ex-lm Bank	0.2%	32,707	31,206
Letter of guarantee - Legal proceedings	-	1,657	-
Escrow deposits for hedge margin	-	-	35,697
Total foreign currency		34,364	66,903

Total		307,866	544,607

Current		210,523	355,769
Non-current		97,343	188,838

The decrease in restricted cash linked to import financing and working capital loan, in the period ended September 30, 2021, refers to using the asset to pay for debt operations to which they were linked.

18

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

9.	Trade receivables

	September 30, 2021	December 31, 2020
Local currency
Credit card administrators	114,461	318,869
Travel agencies	345,580	266,086
Cargo agencies	30,617	29,902
Airline partner companies	1,515	8,877
Other	33,771	13,845
Total local currency	525,944	637,579

Foreign currency
Credit card administrators	68,313	77,616
Travel agencies	25,971	13,960
Cargo agencies	31	122
Airline partner companies	10,873	19,464
Other	25,944	9,005
Total foreign currency	131,132	120,167

Total	657,076	757,746

Allowance for expected loss with trade receivables accounts	(18,212)	(18,047)

Total trade receivables	638,864	739,699

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	September 30, 2021	December 31, 2020
Not yet due
Until 30 days	468,975	459,338
31 to 60 days	73,757	88,893
61 to 90 days	5,714	33,121
91 to 180 days	4,197	54,832
181 to 360 days	13,086	41,484
Above 360 days	81	256
Total not yet due	565,810	677,924

Overdue
Until 30 days	30,197	10,278
31 to 60 days	5,896	21,677
61 to 90 days	5,421	13,501
91 to 180 days	4,134	11,474
181 to 360 days	22,266	785
Above 360 days	5,140	4,060
Total overdue	73,054	61,775

Total	638,864	739,699

The changes in an expected loss on trade receivables are as follows:

	September 30, 2021	December 31, 2020
Balance at the beginning of the year	(18,047)	(16,952)
(Additions) Exclusions	(165)	(1,095)
Balances at the end of the period	(18,212)	(18,047)

19

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

10.	Inventories

	September 30 2021	December 31, 2020
Consumables	19,813	14,533
Parts and maintenance materials	179,881	181,105
Advance to suppliers	39,307	-
Total	239,001	195,638

The changes in the provision for obsolescence are as follows:

	September 30 2021	December 31, 2020
Balances at the beginning of the year	(12,862)	(14,302)
Additions	(57)	(702)
Write-offs	7,346	2,142
Balances at the end of the period	(5,573)	(12,862)

11.	Advance to suppliers and third parties

	September 30 2021	December 31, 2020
Advance to domestic suppliers	223,399	290,664
Advances to international suppliers	89,717	68,873
Advance for materials and repairs	48,932	48,933
Total	362,048	408,470

Current	264,716	318,769
Non-current	97,332	89,701

12.	Recoverable taxes

	September 30 2021	December 31, 2020
IRPJ and CSLL prepayments	68,378	109,231
PIS and COFINS to recover (*)	191,341	387,033
Value added tax (VAT) abroad	3,335	3,998
Other	14,809	5,097
Total	277,863	505,359

Current	157,677	186,955
Non-current	120,186	318,404

(*) During the period ended September 30, 2021, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$57,422 (R$126,675 in the fiscal year ended December 31, 2020).

20

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2020	Statement of operations	Shareholders’ Equity(*)	September 30 2021
Deferred assets
Income tax losses carry forward	37,921	-	-	37,921
Negative basis of social contribution	13,650	-	-	13,650
Temporary differences:
Allowance for expenses loss on trade receivables and other credits	2,004	(188)	-	1,816
Provision for legal proceedings and tax liabilities	(83)	(6)	-	(89)
Others	71	(5)	177	243
Total deferred taxes – assets	53,563	(199)	177	53,541

Deferred liabilities
Temporary differences:
Breakage provision	(193,498)	(41,381)	-	(234,879)
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(194,789)	(5,854)	-	(200,643)
Reversal of goodwill amortization for tax purposes	(127,659)	(3,910)	-	(131,569)
Derivative transactions	(28,902)	35,478	-	6,576
Allowance for expenses loss with trade receivables and other credits	201,446	11,067	-	212,513
Provision for legal proceedings and tax liabilities	124,723	117,750	-	242,473
Provisions for aircrafts redelivery	190,778	114,567	-	305,345
Aircraft leases and others	10,586	63,820	-	74,406
Unrealized profits	69,843	(69,843)	-	-
Others	81,064	(12,271)	-	68,793
Total deferred taxes – liabilities	(219,634)	209,423	-	(10,211)
Total effect of deferred taxes - income (expenses)	-	209,224	-

(*) Exchange rate change recognized in other comprehensive income (expenses).

21

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Management considers that the deferred assets and liabilities recognized on September 30, 2021, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, will be realized as follows:

Year	Amount
2023	5,034
2024	12,183
2025	9,981
2025 onwards	24,373
Total	51,571

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	September 30, 2021	December 31, 2020
Accumulated income tax losses and negative basis of social contribution	11,179,677	8,401,388
Potential tax credit	3,801,090	2,856,472

The reconciliation of tax expenses and calculation of the loss before income tax and social contribution by the nominal tax rate for nine-month periods ended September 30, 2021 and 2020 is as follows:

	September 30, 2021	September 30, 2020

Loss before income tax and social contribution	(4,534,762)	(5,942,373)
Combined tax rate	34%	34%
Income at the statutory tax rate	1,541,819	2,020,407

Adjustments to calculate the effective tax rate:
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(99,594)	68,148
Nondeductible Expenses, Net	(86,385)	(40,236)
Exchange Rate Change on Foreign Investments	(56,590)	(224,697)
Benefit constituted (not constituted) on tax loss, negative basis and temporary differences	(1,138,970)	(1,878,509)
Total income taxes	160,280	(54,887)

Income tax and social contribution
Current	(48,944)	(77,946)
Deferred	209,224	23,059
Total income (loss) taxes	160,280	(54,887)

14.	Deposits

	September 30, 2021	December 31, 2020
Court deposits	595,926	667,565
Maintenance deposits	954,740	1,032,418
Deposits in guarantee for leases agreements	348,192	358,472
Total	1,898,858	2,058,455

22

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

14.1.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims, the release of the court deposits has been claimed.

14.2.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) according to the conditions established in the aircraft lease. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•     Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on September 30, 2021 was R$254,865 (R$273,311 on December 31, 2020).

•     Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On September 30, 2021, the balance referring to such reserves was R$699,875 (R$759,107 on December 31, 2020).

14.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

23

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

15.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2020							September 30, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-off	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft – ROU (1) with no purchase option	18.03%	4,020,709	(1,420,648)	2,600,061	1,198,840	254,404	(431,401)	-	3,621,904	5,379,516	(1,757,612)
Spare parts and engines - Own (4) (5)	6.84%	1,964,411	(837,048)	1,127,363	56,259	-	(99,002)	(2,301)	1,082,319	2,014,323	(932,004)
Spare parts and engines – ROU	33.55%	84,329	(47,940)	36,389	2,026	-	(13,359)	-	25,056	82,717	(57,661)
Aircraft and engine improvements	41.23%	3,206,385	(2,282,042)	924,343	164,509	-	(323,697)	(77)	765,078	3,172,174	(2,407,096)
Tools	10.00%	55,821	(28,697)	27,124	604	-	(2,907)	(16)	24,805	56,210	(31,405)
		9,331,655	(4,616,375)	4,715,280	1,422,238	254,404	(870,366)	(2,394)	5,519,162	10,704,940	(5,185,778)

Property, plant and equipment in use
Vehicles	20.00%	11,264	(9,572)	1,692	374	-	(418)	-	1,648	11,638	(9,990)
Machinery and equipment	10.00%	62,841	(48,417)	14,424	60	-	(1,999)	(1)	12,484	62,857	(50,373)
Furniture and fixtures	10.00%	32,790	(20,483)	12,307	59	-	(1,474)	(46)	10,846	32,507	(21,661)
Computers and peripherals – Own	20.00%	47,487	(35,837)	11,650	224	-	(2,751)	(10)	9,113	47,091	(37,978)
Computers and peripherals – ROU	26.58%	21,992	(15,460)	6,532	-	-	(3,678)	-	2,854	21,992	(19,138)
Communication equipment	10.00%	2,233	(1,871)	362	4	-	(76)	(8)	282	2,213	(1,931)
Security equipment	10.00%	55	(32)	23	-	-	(2)	-	21	55	(34)
Third-party property improvements – CMA (3)	12.05%	107,637	(107,637)	-	-	-	-	-	-	107,637	(107,637)
Third-party property improvements	20.31%	75,714	(49,328)	26,386	15	-	(7,411)	(14)	18,976	75,678	(56,702)
Third-party property – ROU	35.68%	27,867	(15,834)	12,033	-	930	(6,416)	-	6,547	28,797	(22,250)
Construction in progress		14,837	-	14,837	247	-	-	-	15,084	15,084	-
		404,717	(304,471)	100,246	983	930	(24,225)	(79)	77,855	405,549	(327,694)

Impairment losses (2)	-	(34,330)	-	(34,330)	5,538	-	-	-	(28,792)	(28,792)	-
Total		9,702,042	(4,920,846)	4,781,196	1,428,759	255,334	(894,591)	(2,473)	5,568,225	11,081,697	(5,513,472)

Advances to suppliers	-	179,092	-	179,092	232,347	-	-	(11,590)	399,849	399,849	-
Total Property, plant and equipment		9,881,134	(4,920,846)	4,960,288	1,661,106	255,334	(894,591)	(14,063)	5,968,074	11,481,546	(5,513,472)

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) As of September 30, 2021, the balance of spare parts is granted as a guarantee to Secured Notes 2026, according to Note 17.

(5) As of September 30, 2021, 19 engines of the Company are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 17.

24

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

16.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

		December 31, 2020						September 30, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated amortization	Net opening balance	Additions	Write-off	Amortization	Net ending balance	Historical cost	Accumulated amortization
Cost
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Software	38.28%	507,734	(345,661)	162,073	122,462	(22)	(57,562)	226,951	489,321	(262,370)
Others	20.00%	10,000	(6,167)	3,833	-	-	(1,500)	2,333	10,000	(7,667)
Total		2,098,936	(351,828)	1,747,108	122,462	(22)	(59,062)	1,810,486	2,080,523	(270,037)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2020 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

25

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

17.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2020										September 30, 2021
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of cost and premium	Total	Current	Non-current
In R$:
Debentures	03/2022	10.49% (3)	440,918	146,170	587,088	-	-	-	29,298	(31,360)	-	4,199	589,225	589,225	-
Working capital – Lines of credit	10/2025	10.96%	239,615	17,275	256,890	-	-	(71,331)	14,862	(16,386)	-	-	184,035	172,431	11,604

In US$:
Secured funding	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import financing	01/2022	4.98%	783,659	-	783,659	-	-	(152,258)	23,272	(26,359)	39,461	-	667,775	667,775	-
Financing with Ex-lm Bank collateral	12/2022	2.73%	194,786	49,958	244,744	-	-	(124,918)	1,988	(2,281)	5,553	3,784	128,870	115,774	13,096
ESN 2024 (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(168,199)	-	146,922	(84,449)	75,005	241	1,904,334	18,061	1,886,273
Spare engine facility	09/2024	2.44%	22,771	197,009	219,780	-	-	(11,266)	3,707	(2,884)	9,486	211	219,034	91,112	127,922
Senior notes 2025	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	181,941	(241,093)	159,635	6,895	3,546,215	41,249	3,504,966
Senior secured notes 2026	06/2026	8.00%	1,848	953,802	955,650	2,261,773	-	-	191,860	(103,935)	107,594	18,098	3,431,040	86,668	3,344,372
Loan facility	03/2028	4.11%	32,566	233,135	265,701	-	-	(11,462)	8,703	(5,120)	15,723	191	273,736	48,523	225,213
Perpetual bonds (2)	-	8.75%	16,522	789,168	805,690	10,952	-	-	53,805	(53,587)	37,563	-	854,423	17,294	837,129
Total			2,353,279	7,623,687	9,976,966	2,272,725	(168,199)	(870,898)	673,358	(585,199)	466,315	33,619	11,798,687	1,848,112	9,950,575

(1)       Exchangeable Senior Notes see Note 32.2.

(2)       On December 31, 2020 It includes the elimination of related parties, considering securities of this issue, carried out by Gol Finance, held by GLA, totaling R$10,609. These securities were resold in the period ended September 30, 2021, therefore there is no elimination on this date.

(3)       These securities are divided into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% p.a. and Series 3 with CDI rate + 4.90% p.a.

26

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The consolidated loans and financing includes fundraising and premiums costs of R$270,423 on September 30, 2021 (R$189,195 on December 31, 2020), which are amortized over the term of the related debt. It also includes amortizable premium and fair value of the derivative financial instrument, both referring to ESN, totaling R$33,275 e R$177,474, respectively, on September 30, 2021 (R$42,226 and R$346,030 on December 31, 2020).

17.1.	New loans and financing contracted and renegotiated during the period ended September 30, 2021

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

17.1.1.	Debentures

On March 26, 2021, the Annual Debenture Holders' Meeting decided to postpone the payment of series 3 with maturity on March 28, 2021, to April 7, 2021, totaling R$147,913, and suspend the early maturity of the installment of series 1, also maturing on March 28, 2021, and also totaling R$147,920.

On April 6, 2021, at the General Meeting of Debenture Holders, it was decided to postpone the payment of series 3 maturing on April 07, 2021 to May 12, 2021, in the amount of R$295,833 with new remuneration of CDI + 4.90 % p.a.

On May 11, 2021, at the General Meeting of Debenture Holders, the payment of series 3 maturing on May 12, 2021 was again postponed to June 26, 2021.

On June 25, 2021, the General Meeting of Debenture Holders resolved to postpone the payment of series 3 maturing on June 26, 2021 to August 10, 2021.

On August 9, 2021, the General Meeting of Debenture Holders resolved to postpone the payment of series 3 maturing on August 10, 2021 to August 25, 2021.

On August 24, 2021, at the General Meeting of Debenture Holders, the payment of series 3 maturing on August 25, 2021 was again postponed to September 28, 2021.

On September 27, 2021, at the General Meeting of Debenture Holders, it was decided to postpone the payment of series 1 and 3 from September 28, 2021 to October 13, 2021.

On October 11, 2021, a new General Meeting of Debenture Holders resolved to postpone the payment of series 1 and 3 Series maturing on October 13, 2021 to October 27, 2021. On October 26, 2021, the Company completed the refinancing of its, see details in Note 35.

17.1.2.	Working capital – Lines of credit

During the period ended September 30, 2021, the Company, through its subsidiary GLA, renegotiated the due dates of this type of agreement, maintaining the guarantees of the operations. These transactions have as purpose maintaining and managing the company's working capital, and the main change was the maturity date and interest rate, as disclosed in the previous table.

27

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

17.1.3.	Import financing

During the period ended September 30, 2021, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

17.1.4.	Spare Engine Facility

During the period ended September 30, 2021, the Company, through its subsidiary GLA, renegotiated changes in the payment flows of this agreement, without additional charges.

17.1.5.	Senior Secured Notes 2026

In May and September 2021, the Company raised Senior Secured Notes, as part of an additional issuance and consolidated of the Senior Secured Notes issued in December 2020, bearing interest of 8.00% p.a. and maturity in June 2026.

Operation date	Principal		Costs		Interest rate (p.a.)	Date - Maturity
	(US$ thousands)	(R$ thousands)	(US$ thousands)	(R$ thousands)
May 11, 2021	300,000	1,569,660	11,997	62,784	8.00%	June 30, 2026
Sep 28, 2021	150,000	815,910	11,296	61,013	8.00%	June 30, 2026

17.2.	Loans and financing – Non-current

On September 30, 2021, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2022	2023	2024	2025	2025 onwards	Without maturity date	Total
In R$:
Working capital – Lines of credit	2,269	4,752	2,500	2,083	-	-	11,604
In US$:
Financing with Ex-lm Bank collateral	13,096	-	-	-	-	-	13,096
Spare engine facility	-	-	1,886,273	-	-	-	1,886,273
ESN 2024	5,498	24,248	98,176	-	-	-	127,922
Senior notes 2025	-	-	-	3,504,966	-	-	3,504,966
Senior secured notes 2026	-	-	-	-	3,344,372	-	3,344,372
Loan facility	12,302	33,653	34,788	36,007	108,463	-	225,213
Perpetual bonds	-	-	-	-	-	837,129	837,129
Total	33,165	62,653	2,021,737	3,543,056	3,452,835	837,129	9,950,575

28

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The fair value of loans and financing as of September 30, 2021, is as follows:

	Book value (*)	Fair value
Debentures	589,225	591,666
ESN 2024	1,904,334	2,141,375
Senior Notes 2025	3,546,215	3,406,796
Senior Secured Notes 2026	3,431,040	3,642,714
Perpetual bonds	854,423	764,968
Other loans and financing	1,473,450	1,473,450
Total	11,798,687	12,020,969

(*) Total net of funding costs.

17.3.	Covenants

The Company has financial covenants in Debentures, which obligation to measure such indicators is semiannual. A waiver was granted by Debenture Holders regarding the non-compliance with the financial rates and limits set on June 30, 2021.

29

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

18.	Leases

On September 30, 2021, the balance of leases payable includes: (i) R$33,728 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$16,252 on December 31, 2020), which fall under the exemption provided for in IFRS 16; and (ii) R$9,066,066 referring to the present value on this date of future lease payments (R$7,567,940 on December 31, 2020).

The breakdown and changes in the present value of future lease payments are shown below:

		December 31, 2020									September 30,2021
	Weighted average rate (p.a.)	Current	Non-current	Total	Additions	Contractual amendment	Payments	Deposit in guarantee	Interest incurred	Exchange rate change	Total	Current	Not Current
Leases without purchase option
Agreements in local currency	13.13%	32,530	14,985	47,515	-	930	(11,602)	-	4,428	-	41,271	31,979	9,292
Agreements in foreign currency	11.76%	1,268,226	6,252,199	7,520,425	1,200,866	254,404	(912,287)	(37,565)	651,239	347,713	9,024,795	2,073,058	6,951,737

Total leases		1,300,756	6,267,184	7,567,940	1,200,866	255,334	(923,889)	(37,565)	655,667	347,713	9,066,066	2,105,037	6,961,029

In the nine-month period ended September 30, 2021, the Company recognized directly in other operating expenses, the amount of R$47,290, related to short-term leases and variable payments.

30

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	Without purchase option
	September 30, 2021	December 31, 2020
2021	1,185,850	2,102,771
2022	2,327,047	1,982,685
2023	1,966,258	1,642,264
2024	1,543,278	1,260,405
2025	1,253,019	1,018,896
Thereafter	4,225,908	2,701,509
Total minimum lease payments	12,501,360	10,708,530
Less total interest	(3,401,566)	(3,124,338)
Present value of minimum lease payments	9,099,794	7,584,192
Less current portion	(2,138,765)	(1,317,008)
Non-current portion	6,961,029	6,267,184

18.1.	Sale-leaseback transactions

During the nine-month period ended September 30, 2021, the Company did not carry out sale-leaseback transactions. In the nine-month period ended September 30, 2020 the Company recognized a net gain of R$551,942 from the sale-leaseback transactions of 11 aircraft, recorded in the statement of operations in the group of “Other operating income (expenses), net”.

19.	Suppliers

	September 30, 2021	December 31, 2020

Local currency	1,339,628	1,164,193
Foreign currency	472,398	481,001
Total	1,812,026	1,645,194

Current	1,773,284	1,612,536
Non-current	38,742	32,658

20.	Suppliers – Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. On September 30, 2021, the amount recorded under current liabilities arising from forfeiting operations was R$23,629 (as of December 31, 2020 there was no amount recorded).

21.	Taxes payable

	September 30, 2021	December 31, 2020
PIS and COFINS	20,889	23,647
Installment payments - PRT and PERT	35,423	41,641
Withholding income tax on salaries	24,835	33,011
ICMS	327	472
IRPJ and CSLL payable	181	13
Other	6,185	7,192
Total	87,840	105,976

Current	61,876	73,614
Non-current	25,964	32,362

31

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

22.	Advance ticket sales

On September 30, 2021, the balance of advance ticket sales classified in current liabilities was R$ 2,297,031 (R$2,050,799 on December 31, 2020) and is represented by 6,241,768 tickets sold and not yet used (6,691,911 on December 31, 2020) with an average use of 115 days (102 days on December 31, 2020).

Balances of advance ticket sales are shown net of breakage corresponding to R$256,013 on September 30, 2021 (R$299,188 on December 31, 2020).

On September 30, 2021, the Company has reimbursements to pay related to non-performed transports in the amount of R$340,736 (R$253,963 on December 31, 2020), recorded as Other liabilities in current liabilities.

23.	Mileage program

	September 30, 2021	December 31, 2020
Mileage program	2,123,273	2,145,097
Others	2,904	5,817
Breakage	(551,003)	(569,952)
Total	1,575,174	1,580,962

Current	1,236,598	1,258,502
Non-current	338,576	322,460

Breakage consists of estimating miles that have a high potential to expire due to their expected non-use, IFRS 15 – “Revenue from Contract with Customers”, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the redemption of miles, given that this is not expected before expiration.

24.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Recognition (reversal) of provision	13,060	361,433	514,974	889,467
Provisions used	-	(255,897)	(168,475)	(424,372)
Adjustment to present value	-	53,975	-	53,975
Exchange rate change	-	45,617	(315)	45,302
Balances on September 30, 2021	112,609	1,236,043	738,616	2,087,268

On September 30, 2021
Current	-	330,648	-	330,648
Non-current	112,609	905,395	738,616	1,756,620
Total	112,609	1,236,043	738,616	2,087,268

On December 31, 2020
Current	-	169,381	-	169,381
Non-current	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

32

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

24.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2020.

September 30, 2021
Current service cost recognized in income (expenses)	7,178
Cost of interests recognized in income (expenses)	5,882
Total	13,060

24.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

24.3.	Provision for legal proceedings

On September 30, 2021, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Civil	179,821	100,806	58,981	64,181
Labor	387,007	269,297	187,015	238,702
Tax	171,788	22,329	622,188	574,356
Total	738,616	392,432	868,184	877,239

GOL is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts in the amount of R$149,432 (R$94,790 on December 31, 2020). In the period ended September 30, 2021, considering the decisions uttered by the Superior Courts for the legality of charging the additional rate on imports carried out by airlines, the Company reassessed its loss estimate, which resulted in the reclassification of possible to probable loss related to these lawsuits.

33

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Details about other relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2020.

25.	Shareholders’ equity

25.1.	Capital stock

On June 4, 2021, the Company's Board of Directors deliberated the increase of capital stock in the amount of R$606,839, as a result of the corporate reorganization for the merger of Smiles, with the issuance, by the Company, of 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, with class B and C shares redeemed in the June’s month, within the scope of the approved merger proposal.

On June 15, 2021, the Directors’ Board ratified the capital increase, in the amount of R$423,061 with the issuance of 171,136,137 common shares and 12,581,185 preferred shares. In this same act, the 171,136,137 common shares were converted into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share.

Finally, on July 28, 2021, the Company's Board of Directors approved a new capital increase, in the amount of R$2,088, with the issuance of 430,333 preferred shares, referring to the exercise of stock options held by employees eligible for the plan, as per explanatory note 27.1.

On September 30, 2021, the capital stock amount was R$4,041,424, represented by 3,178,042,063 shares, of which 2,863,682,710 common shares and 314,359,353 preferred shares (R$3,009,436, represented by 3,137,706,967 shares, of which 2,863,682,710 common shares and 274,024,257 preferred shares on December 31, 2020). The capital stock is reduced of share issuing costs in the amount of R$155,618 on September 30, 2021 and December 31, 2020.

The Company’s shares are held as follows:

	September 30, 2021			December 31, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Fundo Volluto (2)	100.00%	-	20.65%	100.00%	-	22.99%
Mobi FIA (1) (2)	-	32.81%	26.03%	-	37.57%	28.93%
Path Ltd. (2)	-	3.45%	2.74%	-	-	-
AirFrance - KLM	-	1.35%	1.07%	-	1.55%	1.19%
Others	-	1.54%	1.22%	-	1.91%	1.47%
Market	-	60.85%	48.28%	-	58.97%	45.41%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) In the context of Exchangeable senior notes 2024, issued in 2019, as a result of transactions related to the ADS lending facility, Bank of America Corporation acquired 33,863,549 preferred shares, representing 10.8% of total preferred shares on September 30, 2021,

(2) Refers to legal entities controlled by the controlling shareholders (Constantino family),

The authorized share capital on September 30, 2021 and December 31, 2020 is R$6 billions. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will determine the issuance conditions, including pricing and payment terms.

34

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

25.2.	Treasury shares

On September 30, 2021, the Company had 1,217,285 treasury shares, totaling R$41,514 (1,824,034 shares totaling R$62,215 on December 31, 2020). On September 30, 2021, the closing market price for treasury shares was R$20.71 (R$24.94 on December 31, 2020).

25.3.	Interim dividends – Non-controlling shareholders

On March 25, 2021, the Smiles Fidelidade’s Board of Directors decided to distribute interim dividends in the amount of R$500,000, of which R$263,008 were paid to parent company and R$236,992 were allocated to minority shareholders and fully paid on April 16, 2021.

26.	Income (Loss) per share

The Company's income (loss) per share was determined as follows:

	September 30, 2021			September 30, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Loss for the period attributed to controlling shareholders	(969,011)	(3,443,204)	(4,412,215)	(1,391,746)	(4,655,851)	(6,047,597)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	289,513		2,863,683	273,713
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	289,513		2,863,683	273,713

In Brazilian Real (R$)
Basic earnings (loss) per share	(0.338)	(11.893)		(0.486)	(17.010)
Diluted earnings (loss) per share	(0.338)	(11.893)		(0.486)	(17.010)

27.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2020 and did not change during the period ended on September 30, 2021.

35

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

27.1.	Stock option plan - GOL

The movement of the stock options outstanding for in the nine-month period ended September 30, 2021, is as follows:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2020	7,529,612	11.59
Options granted	658,189	21.05
Options exercised	(135,428)	6.81
Options canceled and adjustments in estimated prescribed rights	(654,479)	20.79
Outstanding options on September 30, 2021	7,397,894	12.85

Number of options exercisable on:
December 31, 2020	5,752,726	10.32
September 30, 2021	6,596,885	11.79

The expenses recognized in the statement of operations for the period corresponding to the stock option plan in the nine-month period ended September 30, 2021 were R$7,642 (R$11,241 in the nine-month period ended September 30, 2020).

27.2.	Restricted share plan - GOL

Restricted shares
Restricted shares transferable on December 31, 2020	1,203,483
Transferred shares (*)	(595,976)
Grants granted	858,068
Canceled shares and adjustments to the estimate of expired rights	(40,292)
Transferable Restricted Shares on September 30, 2021	1,425,283

(*) During the period ended September 30, 2021, the Company transferred 581,499 shares via equity instruments (treasury shares) and the remaining, equivalent to 14,477 shares, was duly settled.

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the nine-month period ended September 30, 2021 were R$6,856 (R$4,964 in the nine-month period ended September 30, 2020).

28.	Transactions with related parties

28.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2026.

On September 30, 2021, GLA recognized total expenses related to these services of R$2,527 (R$5,097 on September 30, 2020). On the same date, the balance payable to related companies, under “Suppliers”, was of R$4,199 (R$3,344 on December 31, 2020), and refers to transportation services with Viação Piracicabana Ltda. and Expresso Caxiense S.A.

36

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

28.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

28.3.	Commercial partnership and maintenance agreement

At February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the nine-month period ended September 30, 2021, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$81,264 (R$171,290 in the period ended September 30, 2020). On September 30, 2021, the Company has R$125,597 in the “Suppliers” account under current liabilities (R$72,519 on December 31, 2020).

28.4.	Compensation agreement for the provision of guarantee

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, which holds guarantee of assets granted by Mobi FIA, through the execution of the Pledge Agreement of Shares, Assets and Credit Rights and in consideration, it will receive remuneration from the Company, according to the terms agreed in the agreement.

On September 30, 2021, this debt was fully paid and the guarantees were released from their pledge.

28.5.	Compensation of key management personnel

	September 30, 2021	September 30, 2020
Salaries, wages and benefits (*)	39,657	24,665
Related taxes and charges	9,740	10,610
Share-based compensation	16,335	9,941
Total	65,732	45,216

(*) Includes payment for members of Management, audit committee.

37

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

29.	Revenue

	September 30, 2021	September 30, 2020

Passenger transportation (*)	4,208,146	4,182,711
Cargo transportation	257,829	217,361
Mileage program	246,418	240,355
Other revenue	26,404	40,583
Related tax	(227,747)	(200,515)
Revenue	4,511,050	4,480,495

(*) Of the total amount, the total of R$156,753 for the nine-month period ended September 30, 2021, are made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$185,780 for the nine-month period ended September 30, 2020).

In the nine-month period ended September 30, 2021, revenues earned in the international market represent less than 10% of total revenues.

30.	Financial results

	September 30, 2021	September 30, 2020
Financial income
Gain on derivatives	4,128	59,669
Derivative gains - capped call (b)	15,753	33,227
Gains from short-term investments	22,759	173,900
Inflation indexation	14,462	22,071
(-) Taxes on financial income (a)	(14,149)	(32,460)
Unrealized gains - conversion right – ESN (b)	168,199	857,110
Interest income	5,540	-
Others	25,665	23,714
Total financial income	242,357	1,137,231

Financial expenses
Loss with Derivatives	(1,530)	(421,016)
Derivative loss - capped call (b)	-	(154,973)
Unrealized loss - conversion right – ESN (b)	-	(344,233)
Interest on loans, financing and others	(745,981)	(627,810)
Bank charges and fees	(52,639)	(82,737)
Losses from short-term investments	-	(63,104)
Interest on leases	(655,667)	(529,297)
Others	(150,436)	(116,503)
Total financial expenses	(1,606,253)	(2,339,673)

Foreign exchange rate change, net	(1,085,661)	(4,064,660)

Total	(2,449,557)	(5,267,102)

(a)  Related to taxes on Financial Revenues (PIS and COFINS), according to Decree 8426 of April 1, 2015.

(b)  See note 32.2.

38

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

31.	Commitments

On September 30, 2021 and December 31, 2020, the Company had 104 firm orders (95 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$28,016,577 (R$23,269,198 on December 31, 2020) corresponding to US$5,150,674 on September 30, 2021 (US$4,447,687 on December 31, 2020) and are segregated as follows:

	September 30, 2021	December 31, 2020
2021	452,830	-
2022	2,592,843	-
2023	3,853,333	3,353,702
2024 onwards	21,117,571	19,915,496
Total	28,016,577	23,269,198

Of the total commitments presented above, the Company should disburse the amount of R$9,102,884 (corresponding to US$1,673,509 on September 30, 2021) as advances for aircraft acquisition, according to the financial flow below:

	September 30, 2021	December 31, 2020
2021	108,788	184,951
2022	222,674	1,287,077
2023	1,333,076	2,657,000
2024 onwards	7,438,346	4,186,740
Total	9,102,884	8,315,768

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On September 30, 2021, the total fleet consisted of 129 aircraft.

32.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2020. Since then, there have been no changes.

39

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on September 30, 2021 and December 31, 2020 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Assets
Cash and bank deposits	170,134	428,812	-	-
Cash equivalents	873,224	234,018	-	-
Short-term investments	90,232	629,335	-	-
Restricted cash	307,866	544,607	-	-
Trade receivables	-	-	638,864	739,699
Derivative assets	109,892	128,809	-	-
Deposits (a)	-	-	1,302,932	1,390,890
Other credits and amounts	-	-	154,992	179,160

Liabilities
Loans and financing (b)	177,474	346,030	11,621,213	9,630,936
Leases	-	-	9,099,794	7,584,192
Suppliers	-	-	1,812,026	1,645,194
Suppliers - Forfaiting			23,629	-
Derivatives liabilities	-	5,297	-	-
Other liabilities	-	-	1,034,147	618,754
(a)	Excludes court deposits, as described in Note 14,
(b)	The amounts on September 30, 2021 and December 31, 2020, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes,

In the period ended September 30, 2021, there was no change in the classification between categories of the financial instruments.

40

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN 2024	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (losses) recognized in income (expenses)	-	-	635	19,627	168,556	-	188,818
Gains (losses) recognized in equity valuation adjustments	98,015	-	-	-	-	-	98,015
Receipts during the period	(129,579)	-	(2,318)	-	-	-	(131,897)
Derivatives assets (liabilities) on September 30, 2021	2,602	-	-	107,290	(177,474)	-	(67,582)
Derivative assets	2,602	-	-	107,290	-	-	109,892
Loans and financing	-	-	-	-	(177,474)	-	(177,474)

Changes in the adjustment of equity valuation
Balance on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair value adjustments during the period	98,015	-	-	-	-	-	98,015
Adjustments of hedge accounting of revenue	-	-	-	-	-	243,748	243,748
Net reversal to income (expenses)	55,062	4,810	-	-	-	1,004	60,876
Balances on September 30, 2021	(11,712)	(298,397)	-	-	-	(598,328)	(908,437)

Effects on income (expenses)	(55,062)	(4,810)	635	19,627	168,556	(244,752)	(115,806)
Revenue	-	-	-	-	-	(185)	(185)
Fuel	(58,484)	-	-	-	-	-	(58,484)
Financial results	3,422	(4,810)	635	15,753	168,199	-	183,199
Exchange rate variation, net	-	-	-	3,874	357	(244,567)	(240,336)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On September 30, 2021, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2021	2022	2023	2024	2025	2026 onwards
Fuel	(2,483)	(9,229)	-	-	-	-
Interest rate	(1,567)	(7,157)	(28,025)	(32,773)	(34,411)	(194,464)
Revenue hedge	(5,899)	(106,379)	(312,965)	(173,085)	-	-
Total	(9,949)	(122,765)	(340,990)	(205,858)	(34,411)	(194,464)

32.3.	Market risks

32.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate such risks, the Company may use derivative financial instruments.

41

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis considering the fluctuation of prices of air fuel quoted in U.S. dollars, based on the barrel price on September 30, 2021 at US$75.03:

	Fuel
	Barrel price (in USD)	Impact (in thousands of Reais)
Decline in prices/barrel (-25%)	52.92	(2,091)
Decline in prices/barrel (-10%)	67.53	(919)
Increase in prices/barrel (+10%)	82.17	783
Increase in prices/barrel (+25%)	88.20	2,188

32.3.2. Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On September 30, 2021, the Company didn’t have derivatives to protect against interest rate exposure.

On September 30, 2021, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2021 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on income (expenses) according to the scenarios adopted below:

	Short-term investments net of financial debt (a)
Risk	CDI rate drop	Libor rate increase
Reference rates	6.15%	0.15%
Exposure amount (probable scenario) (b)	668,095	(3,064,879)
Remote favorable scenario (-25%)	8,710	1,117
Possible favorable scenario (-10%)	3,484	447
Possible adverse scenario (+10%)	(3,484)	(447)
Remote adverse scenario (+25%)	(8,710)	(1,117)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of September 30, 2021.

32.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed, The Company is mainly exposed to the exchange rate change of the U.S. dollar.

42

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	September 30, 2021	December 31, 2020
Assets
Cash, short-term investments and restricted cash	128,766	491,258
Trade receivables	131,132	120,167
Deposits	1,302,932	1,390,890
Derivative assets	109,892	128,809
Total assets	1,672,722	2,131,124

Liabilities
Loans and financing	(11,025,427)	(9,132,988)
Leases	(9,058,523)	(7,536,677)
Suppliers	(472,398)	(481,001)
Provisions	(1,236,043)	(1,030,915)
Derivatives liabilities	-	(5,297)
Total liabilities	(21,792,391)	(18,186,878)

Exchange rate exposure liabilities	(20,119,669)	(16,055,754)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(28,016,577)	(23,269,198)
Total	(28,016,577)	(23,269,198)

Total exchange rate exposure R$	(48,136,246)	(39,324,952)
Total exchange rate exposure - US$	(8,849,551)	(7,567,293)
Exchange rate (R$/US$)	5.4394	5.1967

On September 30, 2021, the Company adopted the closing exchange rate of R$5.4394/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period on September 30, 2021:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.4394	20,119,669
Dollar depreciation (-25%)	4.0796	5,029,917
Dollar depreciation (-10%)	4.8955	2,011,967
Dollar appreciation (+10%)	5.9833	(2,011,967)
Dollar appreciation (+25%)	6.7993	(5,029,917)

32.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

32.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties that have a local minimum investment grade rating in the assessment made by the S&P or Moody's agencies (between AAA and AA-), as established by risk management policies.

43

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

32.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company on September 30, 2021 and December 31, 2020 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	1,780,666	67,446	9,054,208	896,367	11,798,687
Leases	1,357,346	781,419	4,918,686	2,042,343	9,099,794
Suppliers	1,773,284	-	38,742	-	1,812,026
Other liabilities	408,107	-	626,040	-	1,034,147
On September 30, 2021	5,319,403	848,865	14,637,676	2,938,710	23,744,654

Loans and financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Derivatives liabilities	5,297	-	-	-	5,297
Others	287,275	-	331,479	-	618,754
On December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

32.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	September 30, 2021	December 31, 2020
Total loans and financing	11,798,687	9,976,966
Total leases	9,099,794	7,584,192
(-) Cash and cash equivalents	(1,043,358)	(662,830)
(-) Short-term investments	(90,232)	(629,335)
(-) Restricted cash	(307,866)	(544,607)
Net indebtedness	19,457,025	15,724,386

44

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

33.	Non-cash transactions

	September 30, 2021	September 30, 2020
Provision for aircraft return (Property, plant and equipment / Provisions)	27,024	-
Capital increase with issuance of shares to non-controlling shareholders	606,839	-
Amortization of debt with Restricted cash (Restricted cash / Loans and financing)	198,270	-
Actuarial Losses from Post-Employment Benefits	-	27,287
Leaseback (Fixed Assets/Leases)	-	(77,961)
Forfaiting (Forfaiting/Loans)	-	359,337
Acquisition of Property, Plant & Equipment Through Financing (Property, Plant & Equipment / Loans and Financing)	-	25,974
Guarantee Deposits (Deposits / Leases Payable)	41,973	18,920
Maintenance Reserve (Deposits / Leases Payable)	-
Maintenance Reserve (Deposits / Property, Plant & Equipment)	744,450	42,463
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	1,200,866	131,014
Result on the sale of treasury shares	279	-
Transfer of treasury shares	19,834	-
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	255,334	(115,692)
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustment)	402,639	824,551

45

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

34.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the period ended September 30, 2021, and 2020:

	September 30, 2021
				Non-cash transactions				Adjustment to profit
	Opening balance	Net cash generated by (used in) financing activities	Net cash used in operating activities	Property, plant and equipment acquisition through new agreements and contractual amendment	Transaction with non-controlling shareholders and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	9,976,966	1,600,097	(585,199)	-	-	(198,270)	-	466,315	706,977	(168,199)	11,798,687
Leases	7,584,192	(923,889)	21,884	1,456,200	-	(41,973)	-	347,713	655,667	-	9,099,794
Dividends and interest on shareholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	423,061	-	-	608,927	-	-	-	-	-	4,041,424
Shares to be issued	1,180	920	-	-	(2,088)	-	-	-	-	-	12
Actions in Treasury	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	15,125	-	724,337	-	-	-	-	-	202,258
(1)	The amount is recorded in the Other liabilities group, in current liabilities.
				September 30, 2020
					Non-Cash Transactions					Adjustment to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Property, plant and equipment acquisition through financing	Forfaiting	Gains (Losses) Recognized in Equity Valuation Adjustments	Deposit in Guarantee	Write-Offs	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Contractual Amendment	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	8,409,841	(944,306)	(541,766)	25,974	359,337	-	-	-	2,945,766	541,748	-	(512,876)	10,283,718
Leases Payable	6,052,780	(755,208)	(4,592)	131,014	-	-	(18,920)	(150,044)	2,309,877	533,888	(115,411)	-	7,983,384
Derivatives	(127,119)	21,800	(749,915)	-	-	824,551	-	-	(21,855)	-	-	103,445	50,907

46

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

35.	Subsequent events

On October 26, 2021, the Company completed the refinancing of short-term loans and financing with local banks in a volume total of R$1,173,550, through the extension of the 7th Series of Debentures in the amount of R$563,333 and the issue of the 8th Series of Simple Non-Convertible Debentures (" Debentures”) in the amount of R$610,217, by GOL Linhas Aéreas S.A. (GLA). The funds from the Debentures will mature in October 2024 and were fully used to amortize the Company's short-term debt, consisting of import financing and working capital lines. With this transaction, there is an extension in the average term of liabilities, improvement in credit metrics and a reduction in the Company's cost of debt. The financial covenants will be measured as of December 31, 2022.

48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer